Exhibit 4.11

Description of Securities
Independent Bank Corp. (“Independent”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: its common stock, par value $0.01 per share (the “Common Stock”). Independent is authorized to issue up to 75,000,000 shares of Common Stock.
The outstanding shares of Common Stock are fully paid and non-assessable.
Dividend Rights
Subject to the rights of holders of outstanding shares of preferred stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors of Independent (the “Board”) in its discretion out of funds legally available for the payment of dividends.
Voting Rights
Each holder of Common Stock is entitled to one vote in person or by proxy for each share held on all matters voted upon by shareholders. Shareholders are not permitted to cumulate votes in elections of directors.
Preemptive Rights
Holders of Common Stock do not have any preemptive rights with respect to any shares that may be issued by Independent in the future. Thus, Independent may sell shares of its Common Stock without first offering them to the then holders of Common Stock.
Sinking Fund Provisions
There is no sinking fund for the Common Stock.
Redemption
The Common Stock is not redeemable at the option of Independent or the holders of the Common Stock.
Liquidation
In the event of any liquidation or dissolution of Independent, whether voluntary or involuntary, the holders of Common Stock would be entitled to receive pro rata, after payment of all debts and liabilities of Independent (including all deposits of subsidiary banks and interest on those deposits), all assets of Independent available for distribution, subject to the rights of the holders of any preferred stock, if any, which may be issued, if any, with a priority in liquidation or dissolution over the holders of Common Stock.
Other Provisions
The Charter and By-Laws contain provisions that may have the effect of discouraging or delaying attempts to gain control of Independent, including a provision classifying the Board into three classes, with one class being elected annually.

Listing
The Common Stock is traded on the Nasdaq Global Select Market under the trading symbol “INDB.”